UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of   February 2006

Commission File Number 0-29586

 EnerNorth Industries Inc.
(formerly: Energy Power Systems Limited)
(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X       Form 40-F _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes             No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes             No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EnerNorth Industries Inc.

Date: February 14, 2006        By:____”Sandra J. Hall”____ ______
Sandra J. Hall,
President, Secretary & Director

Consolidated Financial Statements
Second Quarter
December 31, 2005
(Unaudited)
(Expressed in Canadian Dollars)

Notice to Reader

Management has compiled the unaudited interim consolidated financial information of EnerNorth Industries Inc. consisting of the Consolidated Balance Sheet as at December 31, 2005, Consolidated Statements of Operations and Deficit and Consolidated Statements of Cash Flows and notes thereto for the period ended December 31, 2005. All amounts are stated in Canadian Dollars. An accounting firm has not reviewed or audited these interim consolidated financial statements.

1 King Street West, Suite 1502, Toronto, Ontario M5H 1A1
416-861-1484 www.enernorth.com

EnerNorth Industries Inc.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
	December 31, 2005	June 30, 2005
	(unaudited)	(audited	)

ASSETS
Current
Cash and cash equivalents	$1,994,932	$5,286,315
Marketable securities (Market value $4,175,955,
June 30, 2005 - $2,600,725)	2,962,602	2,394,138
Receivables	1,638,969	677,704
Total current assets	6,596,503	8,358,157

Oil and gas interests (net of accumulated
depletion)	5,871,961	4,068,549
Investment (Note 5)	3,069,872	3,281,950

	$15,538,336	$15,708,656

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	587,915	465,365
Due to shareholder	18,750	37,500
Oakwell claim (Note 8)	7,785,579	7,956,349
Total current liabilities	8,392,244	8,459,214

Site Restoration	229,701	173,204
Total liabilities	8,621,945	8,632,418

Shareholders' equity
Capital stock (Note 6)	43,339,132	43,339,132
Contributed surplus (Note 6)	152,845	149,109
Deficit	(36,575,586)	(36,412,003)
Total shareholders' equity	$6,916,391	$7,076,238

	$15,538,336	$15,708,656

The accompanying notes are an integral part of these financial statements

EnerNorth Industries Inc.
Consolidated Statements of Operations and Deficit
(Unaudited)
(Expressed in Canadian dollars)
	For the six months		For the three months
	ended December 31,		ended December 31,
	2005	2004*	2005	2004*

Revenue
Oil and gas revenue	$705,112	$482,109	$379,865	$261,352
Less: royalties	91,916	91,944	53,751	34,597
	613,196	390,165	326,114	226,755

Expenses
Operating and transportation	197,681	266,494	97,248	187,658
Depletion and accretion	390,480	361,613	204,062	218,029
Administrative expenses	736,997	1,123,974	311,540	527,522
Interest	1,267	1,183	646	933
	1,326,425	1,753,264	613,496	934,142
Loss before the following	(713,229)	(1,363,099)	(287,382)	(707,387)

Foreign exchange gain (loss)	152,440	503,831	(96,311)	65,066
Oakwell claim (Note 8)	(197,961)	-	(99,388)	97,642
Interest income	203,383	164,849	97,534	80,817
Cash distributions from marketable securities	109,647	-	59,463	-
Other income	-	-	-	(16,822)
Gain on sale of marketable securities	282,137	9,775	167,110	9,775

Net loss from continuing operations	(163,583)	(684,644)	(158,974)	(470,909)

Net income (loss) from discontinued
operations (Notes 4 and 7)	-	224,988	-	(77,945)

Net loss	(163,583)	(459,656)	(158,974)	(548,854)

Deficit, beginning of period	(36,412,003)	(36,249,254)	(36,416,612)	(36,160,056)

Deficit, end of period	($36,575,586)	($36,708,910)	($36,575,586)	($36,708,910)

Net loss per common share	($0.04)	($0.11)	($0.04)	($0.14)

Net loss from continuing operations per
common share	($0.04)	($0.17)	($0.04)	($0.12)

Weighted average common shares
outstanding (thousands)	4,059	4,059	4,059	4,059

Fully diluted net income per common share	antidilutive	antidilutive	antidilutive	antidilutive

*Comparative figures have been reclassified to conform to the current periods financial statement presentation (See Notes 4 and 7).

The accompanying notes are an integral part of these financial statements

EnerNorth Industries Inc.
Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in Canadian dollars)
	For the six months		For the three months
	ended December 31,		ended December 31,
	2005	2004*	2005	2004*

Cash provided by (used in)

Operating activities
Net loss from continuing operations	($163,583)	($459,656)	($158,974)	($548,854)
Adjustments to reconcile net income to
net cash provided by operating activities
Depletion and accretion	390,480	361,613	204,062	218,029
Oakwell claim	(170,770)	-	134,120	341,123
Stock option benefit	3,736	-	-	-
Unrealized foreign exchange (gain) loss	212,078	(503,831)	59,241	(605,835)
Gain on sale of marketable securities	(282,137)	(9,775)	(167,110)	(9,775)
	(10,196)	(611,649)	71,339	(605,312)
Net change in non-cash working capital
Receivables	(961,265)	891,709	(423,219)	1,152,633
Accounts payable and accrued liabilities	122,550	253,594	(483,627)	296,306
Cash provided (used) by operating activities
from continuing operations	(848,911)	533,654	(835,507)	843,627
Cash provided (used) by operating activities
of discontinued operations	-	1,431,490	-	(632,006)
	(848,911)	1,965,144	(835,507)	211,621

Financing activities
Repayment to shareholders	(18,750)	-	(18,750)	-
Financing activities of discontinued operations	-	(1,401,778)	-	(380,059)
	(18,750)	(1,401,778)	(18,750)	(380,059)

Investing activities
Oil and gas interests	(2,137,395)	(476,705)	(948,194)	(315,959)
Purchase of marketable securities (net)	(286,327)	11,375	(516,519)	11,375
Investing activities of discontinued operations	-	(291,450)	-	137,705
	(2,423,722)	(756,780)	(1,464,713)	(166,879)

Decrease in cash	(3,291,383)	(193,414)	(2,318,970)	(335,317)
Cash, beginning of period	5,286,315	600,313	4,313,902	742,216
Cash, end of period	$1,994,932	$406,899	$1,994,932	$406,899

Cash, end of period consists of:
Cash	$1,394,605	$742,216	$1,394,605	$742,216
Money market funds	$600,327	$-	$600,327	$-

*Comparative figures have been reclassified to conform to the current periods financial statement presentation (See Notes 4 and 7) .

The accompanying notes are an integral part of these financial statements

EnerNorth Industries Inc.
Notes to Unaudited Consolidated Financial Statements
For the Period Ended December 31, 2005
(Expressed in Canadian Dollars)

1. Basis of Presentation

These unaudited interim consolidated financial statements have been prepared by management following the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended June 30, 2005. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements together with notes for the year ended June 30, 2005. For further detailed discussions please refer to the Company’s Management Discussion and Analysis of Financial Condition and Operating Results for the three and six month period ending December 31, 2005.

The Company’s primary activities include investment in, exploration, development and production of oil and gas. The unaudited consolidated financial results for the periods ending December 31, 2005 and 2004 include the accounts of the Company and its subsidiary Euro India Canara Private Limited which are carried on the balance sheet at nil. The results of operations of its former wholly owned subsidiaries, held through M&M Engineering Limited (“M&M”) are accounted for as discontinued operations (See Notes 4 and 7).

Operating results for the three and six month periods ending December 31, 2005 are not indicative of the results that may be expected for the full year ending June 30, 2006.

The Company’s ability to continue as a going concern is primarily dependent upon the enforceability of the Oakwell Claim (see Note 8). If the application of the judgment becomes enforceable in Canada then there would be a material and adverse impact on the Company’s financial condition.

These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company not be able to continue in the normal course of operations. If the “going concern” assumption is not appropriate for these consolidated financial statements then adjustments may be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada.

2.	Seasonality and Trend Information

Oil and gas production is not a seasonal business, but increased consumer demand or changes in supply in certain months of the year can influence the price of produced hydrocarbons, depending on the circumstances. Production from the Company's oil and gas properties is the primary determinant for the volume of sales during the year.

3.	Segmented information

The Company's operations consist of one operating segment in the oil and gas industry, which includes investment in, exploration, development and production of oil and gas. These operations consist of one cost centre, Canada.

4.	Discontinued Operations

On February 1, 2005 the Company divested of its interests in M&M for cash proceeds of Cdn. $7,361,989. The transaction was a sale of 100% of the common shares and 100% of the preferred shares of M&M held by the Company. Prior to closing, the Company retracted preferred shares of M&M for Cdn $1,000,000 cash.

The results of M&M have been accounted for as discontinued operations. Estimated disposal costs have been included in the net income from discontinued operations.

5.	Investment

As of December 31, 2005 the Company owns 11,848,200 common shares, par value Indian Rupees (“INR”) 10 in Konaseema Gas Power Limited (formerly known as Konaseema EPS Oakwell Power Limited).

EnerNorth Industries Inc.
Notes to Unaudited Consolidated Financial Statements
For the Period Ended December 31, 2005
(Expressed in Canadian Dollars)

6.	Share Capital

Authorized:
Unlimited number of Common Shares, without par value
Unlimited number of Class A Preference Shares, Series I
Unlimited number of Class A Preference Shares, Series II

Issued
Common shares
	#	Consideration
Balance, as at June 30, 2005 and December 31, 2005	4,059,009	$43,339,132

Contributed Surplus
Value
Balance, as at June 30, 2005	$149,109
Issuance of options	3,736
Balance, as at December 31, 2005	$152,845

Common share purchase options

Exercise	Expiry	2005	2004
Price	Date	#	#
US$0.75	February 28, 2010	600,000	-
US$1.77	July 15, 2008	15,000	-
		615,000	-
Of the options priced at US$0.75, 5,000 vest March 1, 2006. Of the options priced at US$1.77, 10,000 vest July 15, 2006 and 5,000 vest on July 15, 2007.

7.	Comparative Figures

As a result of discontinued operations the comparative unaudited consolidated financial statements have been reclassified from statements previously presented to conform to the December 31, 2005 presentation.

8. Oakwell Claim

The Oakwell Claim relates to a Singapore judgment against the Company plus costs and interest. On August 2, 2005 the Superior Court for the Province of Ontario ruled that the Singapore judgment was enforceable in Ontario with costs. The Company filed a notice of appeal of the August 2, 2005 ruling and the appeal date has been set for April 10, 2006.

9. Subsequent Events

On January 9, 2006 a director of the Company exercised 15,000 common share purchase options exercisable at US$0.75 per share.